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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GASTAR EXPLORATION LTD.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

367299 10 4
(CUSIP Number)

Warner Norcross & Judd LLP 2000 Town Center, Suite 2700 Southfield, Michigan 48075 Attention: William R. Jansen Telephone: (248) 784-5022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 367299 10 4

1.			Names of Reporting Persons. GeoStar Corporation
I.R.S. Identification Nos. of above persons (entities only)			38-3295741

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐

3.			SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With:	7.	Sole Voting Power	15,767,524

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	15,767,524

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		15,767,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		9.4%

14.	Type of Reporting Person (See Instructions)		CO

Page 2 of 5 pages

CUSIP No. 367299 10 4

Item 1.	Security and Issuer.

          The title of the class of equity securities to which this statement relates is Common Stock, no par value per share ("Common Stock"), of Gastar Exploration Ltd., an Alberta, Canada corporation ("Gastar"). The address of Gastar's principal executive offices is 1331 Lamar Street, Suite 1080, Houston, Texas 77010.

Item 2.	Identity and Background.

          This statement is being filed by GeoStar Corporation, a Delaware corporation, who is referred to in this Schedule as the "Reporting Person". The Reporting Person's principal business is oil and gas exploration and development. The address of the Reporting Person's principal office is 2480 W. Campus Drive, Building C, Mt. Pleasant, Michigan 48858.

          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          This statement is being filed to report the disposition by the Reporting Person of 1,416,742 shares of Common Stock on July 24, 2006. The Common Stock disposed of represents a portion of the purchase price paid by the Reporting Person for certain Wyoming property rights.

Item 4.	Purpose of Transaction.

          The Reporting Person disposed of the Common Stock as a portion of the purchase price for certain Wyoming property rights acquired by the Reporting Person.

          The Reporting Person may, from time to time, acquire additional Common Stock (1) as compensation for services provided to or for the benefit of Gastar, (2) though exercise of stock options granted to Reporting Person; (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. The Reporting Person may also dispose of some of all of the Common Stock that it beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Gastar), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if it determines such acquisition or disposal is not in its best interests at that time.

CUSIP No. 367299 10 4

          Reporting Person contemplates disposing of additional shares of Common Stock in private transactions as partial consideration for certain historical obligations to acquire other property interests. Other than as specified herein, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of Gastar, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gastar or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Gastar or any of its subsidiaries, (d) any change in the present board of directors or management of Gastar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Gastar's present capitalization or dividend policy, (f) any other material change in Gastar's business or corporate structure, (g) any changes in Gastar's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Gastar by any person, (h) causing a class of securities of Gastar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Gastar's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)          The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of April 28, 2006, are as follows:

	Number	Percent*
Common Stock	15,767,524	9.4%

*Based on the 166,302,277 Common Stock reported as outstanding as of May 12, 2006 in Gastar's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, plus 1,607,143 shares of Common Stock issued to various parties between May 13, 2006 and June 30, 2006.

          (b)          The Reporting Person has sole voting and investment power over the 15,767,524 shares of Common Stock reported above as beneficially owned by it.

          (c)          Other than the disposition of' 1,416,742 shares of Common Stock by the Reporting Person on July 24, 2006, as described above, no other transactions in Gastar's Common Stock have been effected by the Reporting Person since April 28, 2006 (the date of filing with the United States Securities and Exchange Commission of the Reporting Person's Amendment No. 1 to Schedule 13D).

          (d)          No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

          (e)          Not applicable.

CUSIP No. 367299 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.	Material to be Filed as Exhibits.

          None.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2006	/s/ Fred Lambert
Fred Lambert, Controller